SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.   )1

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

452439201

(CUSIP Number)

Wayne Levin
General Counsel
Lions Gate Entertainment Corp
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200

with a copy to:

Allison Keller and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐	Not applicable

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,033,996[1]

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,033,996[1]

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,033,996

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (9): 18.98%[2]

14.	Type of Reporting Person (See Instructions): CO

1 Includes an aggregate of 571,429 shares of common stock of the issuer subject to a contract to purchase such shares between the Reporting Person and certain stockholders of the issuer entered into on September 12, 2005. The consummation of the purchase of these shares is subject to the satisfaction of certain conditions, some of which may be waived by the Reporting Person. See Item 4.

2 Based on 21,251,916 shares of the issuer outstanding as of August 10, 2005, as set forth in the issuer's Form 10-Q for the quarter ended June 30, 2005.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer
Item 7. Material to be filed as Exhibits
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.(A)
EXHIBIT 99.(B)
EXHIBIT 99.(C)
EXHIBIT 99.(D)
EXHIBIT 99.(E)
EXHIBIT 99.(F)
EXHIBIT 99.(G)

Item 1. Security and Issuer
This statement relates to the common stock, no par value (the “Shares”), of Image Entertainment, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.
Item 2. Identity and Background
This statement is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (the “Reporting Person”). The principal business of the Reporting Person is the development, production and distribution of feature films, television series, television movies and mini-series, non-fiction programming and animated programming. As an independent distribution company, the Company also acquires distribution rights from a wide variety of studios, production companies and independent producers.
The principal business address of the Reporting Person is 555 Brooksbank Avenue, North Vancouver, British Columbia V7J 3S5 and 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.
The name, residence or business address, citizenship and present principal occupation of each executive officer and director of the Reporting Person is set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.
During the last five years, other than as set forth in this Item 2, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person, has been (a) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
In December 2001, G. Scott Paterson, a director of the Reporting Person, entered into a Settlement Agreement with the Ontario Securities Commission in connection with conduct that was, in the view of the Commission, contrary to the public interest in connection with certain corporate finance and trading activities engaged in by Mr. Paterson and the investment dealer with which he was associated. Mr. Paterson has fulfilled the terms of the Settlement Agreement which provided that he could not be registered under the Securities Act (Ontario) until December 19, 2003, that he make a voluntary payment to the Commission of one million Canadian dollars and that he temporarily cease trading for a six-month period. There were no allegations of securities rule or law breaches. No restrictions were imposed on Mr. Paterson regarding his capacity to act as an officer and/or director of public companies.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person has purchased or will purchase the Shares using an aggregate of $3,470,138 in cash from its working capital and through the issuance of an aggregate of 1,104,004 newly-issued shares of the Reporting Person’s common stock. Up to an additional 275,992 shares of the Reporting Person’s common stock or $2,883,996 in cash may be issued pursuant to the price protection provisions of the exchange agreements as further described in Item 4 of this Statement.
Item 4. Purpose of Transaction
The Reporting Person acquired the Shares covered by this Statement in connection with its objective of pursuing a negotiated strategic transaction with the Company to acquire 100% of the Company’s outstanding common stock. The Reporting Person believes that the acquisition of the Company would be consistent with its desire to broaden and deepen its library of filmed entertainment, as well as to add an important musical component to its business, and to otherwise further the Reporting Person’s business objectives and increase shareholder value.

In furtherance of these objectives, on August 30, 2005 the Reporting Person sent a letter to the Company’s board of directors expressing the Reporting Person’s interest in pursuing a negotiated strategic transaction with the Company (the “August 30 Letter”). A copy of the August 30 Letter has been filed as Exhibit A to this Statement, and is specifically incorporated herein by reference, and the description herein of the August 30 Letter is qualified in its entirety by reference to such letter. In the August 30 Letter, the Reporting Person proposed on a non-binding basis, and subject to the results of a due diligence examination and the negotiation of definitive documents acceptable to it, to effect a merger transaction pursuant to which stockholders of the Company would receive, in exchange for their shares, common stock of the Reporting Person at an exchange ratio in the range of 0.38 to 0.42 shares of the Reporting Person for each share of the Company. At the midpoint of the proposed exchange ratio and based on the Company’s closing stock price on August 29, the per share consideration proposed by the Reporting Person represented in excess of a 35% premium to the Company’s closing stock price of $2.82 on that date. The Reporting Person does not currently intend to offer a specific exchange ratio (if it does so at all) until the Reporting Person’s completion of satisfactory due diligence and negotiation of definitive documents.
On September 2, 2005, the Reporting Person received a letter from the Company responding to its August 30 Letter, in which the Company indicated a willingness to discuss with the Reporting Person in the near future the Reporting Person’s proposed strategic transaction (the “September 2 Letter”). A copy of the September 2 Letter has been filed as Exhibit B to this Statement, and is specifically incorporated herein by reference, and the description herein of the September 2 Letter is qualified in its entirety by reference to such letter. As of the date of this Statement, no meeting has been scheduled with the Company, and, accordingly, the due diligence process has not yet begun. No assurance can be given that the Company will, in fact, agree to enter into substantive discussions with the Reporting Person, or provide any access for due diligence purposes.
In furtherance of its objectives as described above in this Item 4, over the past three months, the Reporting Person has acquired, in open-market and negotiated transactions, an aggregate of 4,033,996 Shares of the Company, as described in Item 5 of this Statement. Included in these purchases were the purchases made pursuant to the Exchange Agreements (together, the “Exchange Agreements”), entered into on September 9, 2005 between the Reporting Person and each of Mark Cuban (“Cuban”), The Metolius Fund, L.P. (“Metolius”) and various accounts controlled by Gruber & McBaine Capital Management, LLC (the “GMCM Parties,” and, together with Cuban and Metolius, the “Sellers” and each a “Seller”), pursuant to which the Reporting Person beneficially acquired, before 10:00 a.m. Los Angeles time on September 9, 2005, an aggregate of 2,312,567 of the Shares covered by this Statement in exchange for the Reporting Person’s issuance to each Seller of restricted shares of its common stock (the “Reporting Person Shares”). On September 12, 2005, the Reporting Person entered into an additional exchange agreement with various selling parties named therein (the “September 12 Sellers”), pursuant to which the Reporting Person has agreed to purchase from such September 12 Sellers an aggregate of 571,429 of the Shares covered by this Statement in exchange for Reporting Person Shares, subject only to certain conditions (some of which may be waived by the Reporting Person) including (i) delivery to the Reporting Person of valid stock certificates representing such Shares, (ii) no threatened litigation and (iii) the September 12 Sellers’ performance of certain covenants in connection with such sale (the “September 12 Exchange Agreement”). Copies of the Exchange Agreements and the September 12 Exchange Agreement are attached hereto as Exhibits C, D, E and F respectively and are specifically incorporated herein by reference, and the description herein of the Exchange Agreements and the September 12 Exchange Agreement is qualified in its entirety by reference to such Exchange Agreements and September 12 Exchange Agreement.
Pursuant to the Exchange Agreements, effective at 9:00 a.m. on September 9, 2005, with respect to the Shares purchased from Cuban and Metolius, and effective at 9:28 a.m. on September 9, 2005 with respect to the Shares purchased from the GMCM Parties, the Reporting Person acquired the Shares. The Exchange Agreements and the September 12 Exchange Agreement include a price protection provision pursuant to which the Reporting Person may issue to the Sellers and the September 12 Sellers additional shares of its common stock or cash if the Reporting Person completes an acquisition of the Company within a year at a higher exchange ratio. In connection with the entering into of the Exchange Agreements, the Reporting Person also entered into a registration rights agreement with the Sellers pursuant to which the Reporting Person granted the Sellers and the September 12 Sellers certain registration rights with respect to the Reporting Person Shares.
The Reporting Person may in the future modify its objectives and proposals regarding the Company. The Reporting Person and its representatives and advisers intend to continue from time to time to discuss with the Company a possible negotiated strategic transaction as well as the Company’s business. In addition, the Reporting Person and its representatives and advisers intend to communicate formally and informally with other stockholders, industry participants and other interested parties concerning the Company.
The Reporting Person may exercise any and all of its rights as a stockholder of the Company in a manner consistent with its equity interests and its investment objectives. The Reporting Person may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to Shares of the Company beneficially owned by it, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine.
Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Person does not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	As of the date of this statement, the Reporting Person beneficially owns an aggregate of 4,033,996 Shares, including an aggregate of 571,429 Shares the Reporting Person has a right to acquire pursuant to the September 12 Exchange Agreement, constituting 18.98% of the Company’s outstanding Shares (based on 21,251,916 Shares outstanding as of August 10, 2005 as set forth in the Company’s Form 10-Q for the quarter ended June 30, 2005).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Annex I to Item 2 is the beneficial owner of any Shares.

(b)	The Reporting Person has sole voting and dispositive power with respect to all Shares beneficially held by the Reporting Person. Such Shares include 571,429 Shares that the Reporting Person has a right to acquire upon consummation of the September 12 Exchange Agreement.

(c)	In addition to the execution of the Exchange Agreements and the September 12 Exchange Agreement, as described in Item 4, information concerning transactions in the Shares effected by the Reporting Person during the past 60 days is set forth in Exhibit G filed with this Statement.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer
Except as set forth in Items 3, 4 or 5, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits

Exhibit A.	Letter, dated August 30, 2005, of the Reporting Person to the Board of Directors of the Company

Exhibit B.	Letter, dated September 2, 2005, of the Company to the Reporting Person

Exhibit C.	Exchange Agreement between the Reporting Person and Mark Cuban, dated September 9, 2005

Exhibit D.	Exchange Agreement between the Reporting Person and The Metolius Fund, L.P., dated September 9, 2005

Exhibit E.	Exchange Agreement between the Reporting Person and The GMCM Parties, dated September 9, 2005

Exhibit F.	Exchange Agreement between the Reporting Person and certain selling parties signatory thereto, dated September 12, 2005

Exhibit G.	Information concerning open market transactions in the Shares effected by the Reporting Persons in the last 60 days

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 13, 2005

Lions Gate Entertainment Corp.
By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	Exec. VP & General Counsel Business & Legal Affairs

EXHIBIT INDEX

Exhibit A.	Letter, dated August 30, 2005, of the Reporting Person to the Board of Directors of the Company

Exhibit B.	Letter, dated September 2, 2005, of the Company to the Reporting Person

Exhibit C.	Exchange Agreement between the Reporting Person and Mark Cuban, dated September 9, 2005

Exhibit D.	Exchange Agreement between the Reporting Person and The Metolius Fund, L.P., dated September 9, 2005

Exhibit E.	Exchange Agreement between the Reporting Person and The GMCM Parties, dated September 9, 2005

Exhibit F.	Exchange Agreement between the Reporting Person and certain selling parties signatory thereto, dated September 12, 2005

Exhibit G.	Information concerning open market transactions in the Shares effected by the Reporting Persons in the last 60 days

ANNEX I
EXECUTIVE OFFICERS AND DIRECTORS OF LIONS GATE ENTERTAINMENT CORP.
The name, residence or business address, citizenship and present principal occupation and the name and principal business address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Person is set forth below.

Principal
Name (Citizenship)	Residence / Business Address	Occupation

Mark Amin (United States)	Sobini Films 2700 Colorado Ave., Suite 510B Santa Monica, CA 90404	Chairman, CinemaNow; Chief Executive Officer, Sobini Films

Norman Bacal (Canada)	Heenan Blaikie LLP P.O. Box 185, Suite 2600 200 South Bay Street South Tower, Royal Bank Plaza Toronto, Ontario M5J 2J4	Lawyer, Managing Partner, Heenan Blaikie LLP

Michael Burns (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Vice Chairman

Drew Craig (Canada)	Manalta Investment Company Ltd. 24 Hazelton Avenue Toronto, Ontario M5R 2E2	President, Manalta Investment Company Ltd.

Arthur Evrensel (Canada)	Heenan Blaikie LLP 1055 West Hastings Street, Ste. 2200, Vancouver, British Columbia V6E 2E9	Lawyer, Heenan Blaikie LLP

Jon Feltheimer (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Chief Executive Officer / Co-Chairman of Board of Directors

Morley Koffman	Koffman Kalef Business	Lawyer, Koffman Kalef
(Canada)	Lawyers, 19th Floor 885 West Georgia Street Vancouver, British Columbia V6C 3H4	Business Lawyers

Hardwick Simmons (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Retired

G. Scott Paterson (Canada)	Paterson Partners Inc. 161 Bay St., Ste. 3840 P.O. Box 214 Toronto, Ontario M5J 2S1	Chief Executive Officer, Paterson Partners Inc.

Daryl Simm (Canada)	Omnicom Group, Inc. 437 Madison Avenue, 9th Floor New York, New York 10022	Chief Executive Officer, Omnicom Media Group

Harald Ludwig	Macluan Capital Corporation,	President, Macluan Capital
(Canada)	Ste. 940, 1040 West Georgia Street Vancouver, British Columbia V6E 4H1	Corporation

Brian V. Tobin (Canada)	Fraser Milner Casgrain, LLP Suite 3900 1 First Canadian Place 100 King Street West Toronto, Ontario Canada M5X 1B2	Senior Business Advisor Fraser Milner Casgrain, LLP; President, BVT Associates Inc. 56 Maple Avenue Toronto, Ontario Canada M4W 2T7

James Keegan (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Chief Accounting Officer, Chief Financial Officer

Principal
Name (Citizenship)	Residence / Business Address	Occupation

Wayne Levin (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Executive VP (Corporate Operations), General Counsel

Andre Link (Canada)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	President

Marni Wieshofer (Canada)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Executive VP, Corporate Development